UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 9, 2023: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2023.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 9, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter

Ended September 30, 2023

Maroussi, Athens, Greece – November 9, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine-month periods ended September 30, 2023.

Third Quarter 2023 Financial Highlights:

•

Total net revenues of $50.7 million. Net income of $32.2 million or $4.67 and $4.65 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $28.2 million or $4.08 and $4.07 per share basic and diluted.

•

Adjusted EBITDA1 was $34.5 million.

•

An average of 19.0 vessels were owned and operated during the third quarter of 2023 earning an average time charter equivalent rate of $30,074 per day.

•

Declared a quarterly dividend of $0.50 per share for the third quarter of 2023 payable on or about December 16, 2023 to shareholders of record on December 9, 2023 as part of the Company’s common stock dividend plan.

•

As previously announced, on July 6, 2023 we took delivery of M/V Terataki, an Eco EEDI Phase 3, 2,800 teu feeder containership newbuilding from Hyundai Mipo Dockyard Co., in South Korea. The vessel is equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The acquisition was financed with a combination of own funds and a sustainability-linked loan provided by National Bank of Greece S.A. Following its delivery, M/V Terataki commenced a thirty-six to forty months charter with Asyad Lines at a daily rate of $48,000 per day.

•

On July 25, 2023 we announced new charters for our two 4,250 teu containerships, 2007-built Rena P and 2005-built Emmanuel P at $21,000 per vessel per day following a mutually agreed termination of their existing charters. The new charters commenced in August 2023, for a minimum period of twenty to a maximum period of twenty-four months, at the option of the charterer.

•

As of November 9, 2023 we had repurchased 400,705 of our common stock in the open market for a total of about $8.2 million, under our share repurchase plan of up to $20 million announced in May 2022.

  1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2023 Financial Highlights:

•

Total net revenues of $140.3 million. Net income of $89.8 million or $12.95 and $12.90 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $78.9 million or $11.37 and $11.33 per share basic and diluted, respectively.

•

 Adjusted EBITDA1 was $91.1 million.

•

An average of 18.0 vessels were owned and operated during the first nine months of 2023 earning an average time charter equivalent rate of $29,843 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“By the end of the third quarter of 2023, containership market rates were down 20-25% for the types of vessels in our fleet as compared to June 2023; and, furthermore during October and early November, they continued their decline dropping approximately another 5%. Still, present charter rates are, for the segments we operate, higher, and in several cases significantly higher, than their level during December 2019, just before the pandemic. A drop in demand, the reduction of inefficiencies in the global transportation system and a spike in vessel deliveries ordered during the boom years has caused the rate declines.

“As it is evident, one of the challenges in the market is the absorption of the containership orderbook still standing at about 26.6% of the existing fleet. This orderbook is heavily concentrated on the larger containership segments and much less so on the feeder size segments we operate. In addition, the age profile of the feeder fleet contains a percentage, about 25%, of vessels older than 20 years of age which are primary candidates for removal affected by the declined market and the operating and economic challenges imposed by the greenhouse gas regulation requirements.  However, although the size of the feeder fleet could decline and provide some better supply/demand balance for the segment and, consequently, some protection to further rate pressures, the tone in the market will likely be set by the large orderbook of the intermediate and large containership sectors.

“Based on the contracted revenue backlog of more than $400 million we have developed during 2021 and 2022, we believe we are largely insulated from developments in the charter market during 2024. Additionally, we have a significant secured revenue base for 2025 having covered more than 25% of our operating days at highly profitable levels. Our liquidity is growing fast which will enable us to easily fund the equity portion of our 7 vessel strong newbuilding program, continue paying a very meaningful dividend and executing on our share repurchasing program and also leave us with ample free cash to acquire further vessels when we deem the timing appropriate.

“In that respect we will continue our quarterly dividend of $0.50 per share and continue executing on our share repurchase program as we believe that repurchasing our stock which is trading significantly below its charter adjusted net asset value, represents a great investment opportunity.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2023 reflect time charter rates that our vessels earned in the third quarter of 2023 at approximately the same level compared to the corresponding period of 2022. The Company operated an average of 19.0 vessels, versus 18.0 vessels during the same period last year. Our net revenues increased to $50.7 million in the third quarter of 2023 compared to $46.0 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 2.7% lower average charter rate in the third quarter of 2023 as compared to the same period of 2022. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2023, averaged $7,692 per vessel per day, as compared to $7,180 for the same period of last year and $7,858 per vessel per day for the first nine months of 2023 as compared to $7,406 per vessel per day for the same period of 2022. The increased operating expenses in the recent periods are attributable to the higher prices for all the categories of vessel supplies paid for our vessels compared to the same period of 2022.

Adjusted EBITDA during the third quarter of 2023 was $34.5 million versus $26.2 million in the third quarter of last year, and $91.1 million versus $91.5 million for the respective nine-month periods of 2023 and 2022.

As of September 30, 2023, our outstanding debt (excluding the unamortized loan fees) was $138.4 million versus unrestricted and restricted cash of $54.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $29.4 million (excluding the unamortized loan fees).”

Third Quarter 2023 Results:

For the third quarter of 2023, the Company reported total net revenues of $50.7 million representing a 10.3% increase over total net revenues of $46.0 million during the third quarter of 2022 which was mainly the result of the higher number of vessels owned and operated in the third quarter of 2023 compared to the corresponding period of 2022. The Company reported a net income for the period of $32.2 million, as compared to a net income of $25.2 million, for the third quarter of 2022. On average, 19.0 vessels were owned and operated during the third quarter of 2023 earning an average time charter equivalent rate of $30,074 per day compared to 18.0 vessels in the same period of 2022 earning on average $30,893 per day.

Vessel operating expenses for the third quarter of 2023 amounted to $11.0 million as compared to $9.7 million for the same period of 2022. The increased amount is mainly due to the higher number of vessels owned and operated in the third quarter of 2023 compared to the same period of 2022  as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Depreciation expense for the third quarter of 2023 amounted to $5.9 million compared to $5.3 million for the same period of 2022 due to the increased number of vessels in the Company’s fleet and the fact that the new-building vessels delivered in April and July 2023, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

In the third quarter of 2023 the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results it was determined that its carrying amount was not recoverable.

Related party management fees for the three months ended September 30, 2023 were $1.5 million compared to $1.3 million for the same period of 2022 due to the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

General and administrative expenses amounted to $0.9 million for the third quarter of 2023 remaining at approximately the same level compared to the third quarter of 2022.

In the third quarter of 2023 none of our vessels were drydocked. An amount of $0.1 million was accounted for drydocking expenses incurred in relation to upcoming drydockings. In the corresponding period of 2022, two of our vessels completed their special survey with drydock for a total cost of $3.7 million.

In the third quarter of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in the corresponding period in 2022.

Finally, in the third quarter of 2023, we had other operating income of $0.2 million. The other operating income relates to loss of hire insurance for one of our vessels.

Interest and other financing costs for the third quarter of 2023 amounted to $1.8 million, after deducting capitalized interest of $0.9 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $2.7 million, compared to $1.4 million for the same period of 2022, after deducting capitalized interest of $0.2 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $1.6 million. This increase is due to the increased amount of debt and increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2022.

For the three months ended September 30, 2023 the Company recognized a $0.4 million gain on its interest rate swap contract, comprising $0.3 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swap and a marginal realized gain. For the three months ended September 30, 2022 the Company recognized a $1.8 million gain on its interest rate swap contracts, comprising $1.8 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swaps and a marginal realized gain.

Adjusted EBITDA1 for the third quarter of 2023 increased to $34.5 million compared to $26.2 million achieved during the third quarter of 2022, primarily due to the increase in revenues.

Basic and diluted earnings per share for the third quarter of 2023 were $4.67 and $4.65, respectively, calculated on 6,899,941 and 6,930,548 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $3.50 for the third quarter of 2022, calculated on 7,199,448 basic and 7,211,204 diluted weighted average number of shares outstanding.

Excluding the effect on the income for the quarter of the unrealized gain on derivatives, the amortization of fair value of below market time charters acquired, the vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters and the gain on time charter agreements termination (if any), the adjusted earnings attributable to common shareholders for the quarter ended September 30, 2023 would have been $4.08 and $4.07 per share basic and diluted, respectively, compared to adjusted earnings of $2.90 per share basic and diluted for the quarter ended September 30, 2022. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Nine Months 2023 Results:

For the first nine months of 2023, the Company reported total net revenues of $140.3 million representing a 0.4% increase over total net revenues of $139.8 million during the first nine months of 2022, mainly as a result of the increased number of vessels owned and operated in the first nine months of 2023 compared to the corresponding period of 2022, partly offset by the lower average charter rates our vessels earned. The Company reported a net income for the period of $89.8 million, as compared to a net income of $85.9 million for the first nine months of 2022. On average, 18.0 vessels were owned and operated during the first nine months of 2023 earning an average time charter equivalent rate of $29,843 per day compared to 16.8 vessels in the same period of 2022 earning on average $32,814 per day.

Vessel operating expenses for the nine-month period of 2023 amounted to $31.2 million as compared to $27.5 million for the same period of 2022. The increased amount is mainly due to the higher average number of vessels owned and operated in the nine months of 2023 compared to the same period of 2022, in addition to the increased crewing costs for our vessels compared to the same period of 2022, as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Depreciation expense for the first nine months of 2023 was $16.8 million compared to $13.2 million during the same period of 2022, due to the increased number of vessels in the Company’s fleet and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessels delivered in April and July 2023, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

For the nine months of 2023, the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results it was determined that its carrying amount was not recoverable.

Related party management fees for the nine months ended September 30, 2023 were $4.2 million compared to $3.6 million for the same period of 2022 as a result of the higher number of vessels in our fleet, and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

General and administrative expenses amounted to $3.2 million for the nine-month period ended September 30, 2023, as compared to $2.9 million for the same period of 2022. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the first nine months of 2023 one of our vessels completed her special survey with drydock for a total cost of approximately $0.6 million, with an amount of $0.5 million accounted for drydocking expenses incurred in relation to upcoming drydockings. Drydocking expenses amounted to $6.2 million for the first nine months of 2022 (three vessels completed their intermediate survey in water, three vessels passed their special survey with drydock and another one started its drydock in September 2022 and completed her special survey in the fourth quarter of 2022).

In the first nine months of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in the corresponding period in 2022.

The results of the Company for the nine months of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Finally, during the nine month periods of 2023 and 2022, we had other operating income of $1.6 million and other operating expenses of $0.35 million, respectively. The operating expense for the nine month period of 2022 relates to the settlement of accounts with charterers, while the operating income for the nine months of 2023 relates to loss of hire insurance for two of our vessels.

Interest and other financing costs for the first nine months of 2023 amounted to $3.9 million, after deducting capitalized interest of $3.2 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $7.1 million, compared to $3.5 million for the same period of 2022, after deducting capitalized interest of $0.2 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $3.7 million. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2022. For the nine months ended September 30, 2023 the Company recognized a $1.1 million gain on its interest rate swap contracts. For the nine months ended September 30, 2022 the Company recognized a $4.1 million gain on its interest rate swap contracts.

Adjusted EBITDA1 for the first nine months of 2023 was $91.1 million compared to $91.5 million for the first nine months of 2022.

Basic and diluted earnings per share for the first nine months of 2023 were $12.95 and $12.90, respectively, calculated on 6,938,930 and 6,964,967 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $11.91 and $11.86 for the first nine months of 2022, respectively, calculated on 7,215,189 and 7,240,848 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income for the first nine months of 2023 of the unrealized (gain) / loss on derivatives, the amortization of fair value of below market time charters acquired, the vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the gain on time charter agreements termination (if any) and the gain on sale of vessel (if any), the adjusted earnings per share for the nine-month period ended September 30, 2023 would have been $11.37 and $11.33 basic and diluted, respectively, compared to adjusted earnings of $10.71 and $10.67 per share basic and diluted, respectively, for the same period in 2022. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 TC until Aug-25	$42,200 $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,250
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-24	$15,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Jan-24	$13,900
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Dec-23	$9,000
Total Container Carriers on the Water	19	740,512	58,861

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q1 2024
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	7	215,734	16,600

Notes:

(*)TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

Summary Fleet Data:

	Three Months, Ended September 30, 2022	Three Months, Ended September 30, 2023	Nine Months, Ended September 30, 2022	Nine Months, Ended September 30, 2023
FLEET DATA
Average number of vessels (1)	18.0	19.0	16.8	18.0
Calendar days for fleet (2)	1,656.0	1,742.0	4,594.0	4,913.0
Scheduled off-hire days incl. laid-up (3)	114.4	-	173.0	-
Available days for fleet (4) = (2) - (3)	1,541.6	1,742.0	4,421.0	4,913.0
Commercial off-hire days (5)	-	-	5.3	28.9
Operational off-hire days (6)	7.4	13.2	18.4	54.0
Voyage days for fleet (7) = (4) - (5) - (6)	1,534.2	1,728.8	4,397.3	4,830.1
Fleet utilization (8) = (7) / (4)	99.5%	99.2%	99.5%	98.3%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	99.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	99.2%	99.6%	98.9%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	30,893	30,074	32,814	29,843
Vessel operating expenses excl. drydocking expenses (12)	6,601	7,192	6,771	7,210
General and administrative expenses (13)	579	500	635	648
Total vessel operating expenses (14)	7,180	7,692	7,406	7,858
Drydocking expenses (15)	2,223	70	1,346	229

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Thursday, November 9, 2023 at 10:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13742554.Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

 There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 The slide presentation for the third quarter ended September 30, 2023 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2023	2022	2023

Revenues
Time charter revenue	47,736,642	52,315,773	145,185,170	145,087,450
Commissions	(1,781,458)	(1,649,542)	(5,376,839)	(4,789,013)
Net revenues	45,955,184	50,666,231	139,808,331	140,298,437

Operating expenses / (income)
Voyage expenses	340,844	323,596	892,130	942,882
Vessel operating expenses	9,652,894	11,036,296	27,483,359	31,179,114
Drydocking expenses	3,681,923	121,699	6,184,667	1,123,581
Vessel depreciation	5,347,010	5,949,853	13,174,664	16,838,435
Related party management fees	1,278,851	1,492,923	3,624,795	4,245,101
General and administrative expenses	958,078	873,205	2,918,559	3,181,211
Impairment loss	-	13,832,716	-	13,832,716
Other operating (income) / expenses	-	(216,321)	350,000	(1,645,832)
Gain on time charter agreements termination	-	(15,984,253)	-	(15,984,253)
Gain on sale of vessel	-	-	-	(5,158,370)
Total operating expenses, net	21,259,600	17,429,714	54,628,174	48,554,585

Operating income	24,695,584	33,236,517	85,180,157	91,743,852

Other (expenses) / income
Interest and other financing costs	(1,329,511)	(1,830,213)	(3,476,113)	(3,917,612)
Gain on derivatives, net	1,809,263	388,848	4,119,167	1,132,481
Foreign exchange gain / (loss)	30,107	(4,736)	67,421	(32,172)
Interest income	17,717	409,334	18,664	906,116
Other income / (expenses), net	527,576	(1,036,767)	729,139	(1,911,187)
Net income	25,223,160	32,199,750	85,909,296	89,832,665
Weighted average number of shares outstanding, basic	7,199,448	6,899,941	7,215,189	6,938,930
Earnings per share, basic	3.50	4.67	11.91	12.95
Weighted average number of shares outstanding, diluted	7,211,204	6,930,548	7,240,848	6,964,967
Earnings per share, diluted	3.50	4.65	11.86	12.90

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	September 30, 2023

ASSETS
Current Assets:
Cash and cash equivalents	25,845,333	48,341,257
Trade accounts receivable, net	572,961	1,583,776
Other receivables	5,515,311	8,578,783
Inventories	2,306,177	2,747,247
Restricted cash	2,193,173	318,245
Prepaid expenses	350,206	855,854
Due from related company	32,146	-
Derivatives	1,142,682	421,148
Asset held for sale	8,909,172	-
Total current assets	46,867,161	62,846,310
Fixed assets:
Vessels, net	216,570,426	272,630,490
Long-term assets:
Advances for vessels under construction	59,083,594	67,328,530
Derivatives	2,669,244	404,275
Restricted cash	3,400,000	5,700,000
Total assets	328,590,425	408,909,605

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	55,419,815	29,039,539
Trade accounts payable	5,160,068	3,660,559
Liability associated with asset held for sale	3,556,641	-
Accrued expenses	1,756,383	2,263,033
Accrued dividends	66,375	120,000
Deferred revenue	7,730,422	10,536,973
Due to related company	-	1,141,121
Total current liabilities	73,689,704	46,761,225

Long-term liabilities:
Long-term bank loans, net of current portion	51,812,086	108,221,758
Fair value of below market time charters acquired	34,933,438	8,825,618
Total long-term liabilities	86,745,524	117,047,376
Total liabilities	160,435,228	163,808,601

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 6,953,831, issued and outstanding)	213,486	208,615
Additional paid-in capital	260,539,222	258,173,941
Accumulated deficit	(92,597,511)	(13,281,552)
Total shareholders’ equity	168,155,197	245,101,004
Total liabilities and shareholders’ equity	328,590,425	408,909,605

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023
	2022	2023

Cash flows from operating activities:
Net income	85,909,296	89,832,665
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	13,174,664	16,838,435
Impairment loss	-	13,832,716
Amortization of deferred charges	250,565	385,395
Share-based compensation	650,829	821,303
Gain on sale of vessel	-	(5,158,370)
Amortization of fair value of below market time charters acquired	(6,945,691)	(10,123,567)
Gain on time charter agreements termination	-	(15,984,253)
Unrealized gain on derivatives	(4,182,491)	2,986,503
Changes in operating assets and liabilities	6,490,535	(2,484,127)
Net cash provided by operating activities	95,347,707	90,946,700

Cash flows from investing activities:
Cash paid for vessels under construction	(42,608,461)	(93,120,238)
Cash paid for vessel acquisitions and capitalized expenses	(36,504,636)	(48,127)
Cash paid for vessel improvements	(1,172,500)	(893,171)
Net proceeds from sale of a vessel	-	10,100,598
Net cash used in investing activities	(80,285,597)	(83,960,938)

Cash flows from financing activities:
Cash paid for share repurchase	(2,907,090)	(3,145,435)
Dividends paid	(7,220,509)	(10,460,435)
Loan arrangement fees paid	(115,500)	(731,000)
Offering expenses paid	(27,838)	(102,896)
Proceeds from long- term bank loans	19,250,000	92,000,000
Repayment of long-term bank loans	(22,559,460)	(61,625,000)
Net cash (used in) / provided by financing activities	(13,580,397)	15,935,234

Net increase in cash, cash equivalents and restricted cash	1,481,713	22,920,996
Cash, cash equivalents and restricted cash at beginning of period	31,498,229	31,438,506
Cash, cash equivalents and restricted cash at end of period	32,979,942	54,359,502

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2023
Cash breakdown
Cash and cash equivalents	27,395,261	48,341,257
Restricted cash, current	184,681	318,245
Restricted cash, long term	5,400,000	5,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	32,979,942	54,359,502

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023
Net income	25,223,160	32,199,750	85,909,296	89,832,665
Interest and other financing costs, net (incl. interest income)	1,311,794	1,420,879	3,457,449	3,011,496
Vessel depreciation	5,347,010	5,949,853	13,174,664	16,838,435
Impairment loss	-	13,832,716	-	13,832,716
Gain on sale of vessel	-	-	-	(5,158,370)
Gain on time charter agreements termination	-	(15,984,253)	-	(15,984,253)
Amortization of fair value of below market time charters acquired	(3,881,904)	(2,486,343)	(6,945,691)	(10,123,567)
Gain on interest rate swap derivatives, net	(1,809,263)	(388,848)	(4,119,167)	(1,132,481)
Adjusted EBITDA	26,190,797	34,543,754	91,476,551	91,116,641

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, impairment loss, gain on interest rate swap derivatives, net, gain on sale of vessel, gain on time charter agreements termination and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain on interest rate swaps, gain on sale of vessel, gain on time charter agreements termination, depreciation, impairment loss and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023
Net income	25,223,160	32,199,750	85,909,296	89,832,665
Unrealized (gain) / loss on derivatives	(1,771,835)	(308,348)	(4,182,491)	2,986,503
Impairment loss	-	13,832,716	-	13,832,716
Gain on sale of vessel	-	-	-	(5,158,370)
Gain on time charter agreements termination	-	(15,984,253)	-	(15,984,253)
Amortization of fair value of below market time charters acquired	(3,881,904)	(2,486,343)	(6,945,691)	(10,123,567)
Vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	1,307,189	927,009	2,511,790	3,498,754
Adjusted net income	20,876,610	28,180,531	77,292,904	78,884,448
Adjusted earnings per share, basic	2.90	4.08	10.71	11.37
Weighted average number of shares, basic	7,199,448	6,899,941	7,215,189	6,938,930
Adjusted earnings per share, diluted	2.90	4.07	10.67	11.33
Weighted average number of shares, diluted	7,211,204	6,930,548	7,240,848	6,964,967

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives, gain on sale of vessel, gain on time charter agreements termination, amortization of below market time charters acquired, impairment loss and depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all noncash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 12 Feeder containerships and 7 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 58,861 teu. After the delivery of seven feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com